Exhibit (a)(26)


                                   [DIME LOGO]

                               DIME BANCORP, INC.


                                                    May 2, 2000

Dear Fellow Stockholder:

         On Friday, April 28, 2000, Dime and Hudson United announced a mutual decision to terminate their pending merger agreement. Therefore, the special meeting of stockholders to vote on the proposed merger, scheduled for May 17th, has been cancelled.

         I want to assure you that Dime's Board of Directors and management team are dedicated to realizing the full value of our franchise for the benefit of our stockholders. Together with our financial and legal advisors, we will undertake a comprehensive exploration of all strategic options.

         We have a strong record of financial performance - including fifteen consecutive quarters of higher operating earnings - and a solid balance sheet. Our record first quarter earnings exceeded Wall Street expectations. Dime has achieved a more commercial bank-like profile with its diversified earnings stream and attractive loan and deposit mix. Dime's outstanding consumer and business banking franchise serves some of the nation's most attractive markets, and our North American Mortgage Company subsidiary has evolved into one of the premier mortgage banks in the country.

         I would also like to reiterate that Dime's Board of Directors has rejected North Fork's hostile offer and believes that it is inadequate, based on unachievable assumptions and fraught with risk. North Fork's failure to meet Wall Street's estimates for its first quarter earnings only underscores these risks. Dime is seven times larger than North Fork's next largest acquisition and almost three times larger than all of its acquisitions over the past four years combined.

         We are confident that there are better strategic alternatives and we urge you not to tender your shares to North Fork. If you have any questions or require any assistance, please call Innisfree M&A Incorporated at 1-888-750-5834.

         We have great confidence in Dime's future and thank you for your continued support.

                                                  Sincerely yours,

                                                  /s/ Lawrence J. Toal

                                                  Lawrence J. Toal
                                                  Chief Executive Officer

         Investors are urged to read Dime's solicitation/recommendation statement filed with the Securities and Exchange Commission on Schedule 14D-9 on March 21, 1999, and any amendments or supplements to the statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from Dime by directing such request to: Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, NY, telephone (212-326-6170), or Innisfree M&A Incorporated at (888) 750-5834.